Exhibit 4.16

Summary English Translation of Amendment dated December 13, 2011, to Investment Agreement dated August 2, 2010, by and among Shanghai Zizhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd.

Party A: Shanghai Zizhu Hi-Tech Zone (Group) Co., Ltd.

Registered Address: 468 Jianchuan Road, Shanghai

Legal Representative: Wen SHEN

Party B: BCD (Shanghai) Microelectronics Ltd.

Registered Address: 1600 Zixing Road, Shanghai

Legal Representative: Jiwei SUN

Date: December 13, 2011

BACKGROUND:

1. Party A and Party B entered into an Investment Agreement on August 2, 2010 (“Investment Agreement”), pursuant to which Party A agrees to bear certain costs for the construction of the power delivery infrastructure to meet Party B’s power requirement (“Facilities Costs”).

2. Party B subsequently paid the Power Company a total of RMB49.584705 million in power engineering costs as estimated by the Power Company, while the Power Company invoiced Party A for the same amount (“Invoice for Engineering Costs”).

AGREEMENT:

1.	Upon completion of the power delivery infrastructure, a duly qualified third-party auditor shall be appointed to audit the engineering costs. Such appointment shall be agreed by both parties. If Party A desires to appoint an auditor not approved by Party B, then Party B shall only bear the auditing costs up to RMB300,000 and Party A shall bear the balance.

2.	Depending on the final determination of the engineering costs, Party B shall receive a refund of any overpayment or make up any shortfall, and Party B shall work with the Power Company to produce a correct invoice in replacement of the Invoice for Engineering Costs.

3.	Party A shall work with Party B to determine the amount of the Facilities Costs within 15 working days following the determination of the Engineering Costs.

4.	Party A shall pay Party B, on or before December 20, 2011 and January 15, 2012, RMB20 million and RMB10 million, respectively, in Facilities Costs.

5.	Within 15 working days after the parties confirm the final amount of the Facilities Costs in writing, Party A shall refund Party B any overpayment or collect from Party B any shortfall.